UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

200 Bloor Street East,
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926-3000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☐	Form 40-F	☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	☐	No	☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

The registrant’s Management’s Discussion and Analysis and unaudited interim consolidated financial statements for the quarter ended September 30, 2006, included on pages 5 to 10 and 11 to 37, respectively, of the registrant’s 2006 Third Quarter Report to Shareholders filed with this Form 6-K as Exhibit 1, are incorporated by reference in the registration statements filed with the Securities and Exchange Commission by the registrant on Form S-8 (Registration Nos. 333-12610, 333-13072, 333-91102, 333-114951 and 333-129430), by the registrant and John Hancock Variable Life Insurance Company on Form F-3 (Registration Nos. 333-124224

01 and 333-124224, respectively) and by the registrant and John Hancock Life Insurance Company on Form F-3 (Registration Nos. 333-124223-01 and 333-124223, respectively). Except for the foregoing, no other document or portion of document filed with this Form 6-K is incorporated by reference in the above registration statements.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	Third Quarter Report to Shareholders
99.2	Certification D. D’Alessandro
99.3	Certification P. Rubenovitch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION
(Registrant)

By: /s/ Angela K. Shaffer
Name: Angela K. Shaffer
Title: Vice President and Corporate Secretary
Date: November 14, 2006

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Third Quarter Report to Shareholders
99.2	Certification D. D’Alessandro
99.3	Certification P. Rubenovitch